Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

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Direct Dial Number (212) 455-3675	E-mail Address lmeyerson@stblaw.com

May 18, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Clampitt

Re:	WMIH Corp.

Registration Statement on Form S-4

Filed March 23, 2018

File No. 333-223862

Dear Mr. Clampitt:

WMIH Corp. (the “Company”) has, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement on Form S-4 (File No. 333-223862), initially filed on March 23, 2018 (the “Registration Statement”). This letter, together with such amendment, sets forth the Company’s responses to the comments contained in your letter dated April 18, 2018 (the “Comment Letter”).

Set forth below in bold are the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Prospectus Cover Page

Please revise to disclose that shareholders’ elections will be prorated or adjusted to ensure exactly $1,225,885,248.00 of the consideration will be paid in cash.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the Prospectus Cover Page of the Registration Statement.

Summary

The Merger and the Merger Agreement, page 11

Please revise to add the following:

•	The aggregate shares and cash amounts to be issued to Nationstar holders;

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•	The percentage ownership of the Nationstar holders and WMIH holders after the issuance of the shares contemplated by this offering with parenthetical ownership percentages of Fortress and the KKR entities;

•	What will happen to the Series A and B preferred stock of WMIH pursuant to the Merger Agreement and, if to be converted, the price per share of common stock;

•	The expected additional debt resulting from the debt repayment and additional debt to be incurred as well as any other material equity transaction contemplated by the Merger Agreement; and, the expected impact of the above on the liquidity and profitability of the combined companies.

Response: In response to the Staff’s comment, the Company revised the disclosure beginning on page 11 of the Registration Statement in the section entitled “Summary—The Merger and the Merger Agreement” and the disclosure on page 92 of the Registration Statement in the section entitled “The Merger—Terms of the Merger”.

The Merger, page 91

Please amend your discussion of interests of related parties to disclose the interests of Fortress and the KKR entities in the merger.

Response: In response to the Staff’s comment, the Company revised the disclosure beginning on page 147 of the Registration Statement in the section entitled “The Merger—Interests of WMIH Directors and Executive Officers and the KKR Entities in the Merger” and beginning on page 152 of the Registration Statement in the section entitled “The Merger—Interests of Nationstar Directors and Executive Officers and Fortress in the Merger”.

Management and Board of Directors of WMIH After the Merger, page 144

We note your disclosure that following the merger you expect the combined company to be managed by current members of Nationstar’s management team and that three current members of the Nationstar board will be placed on the combined company’s board. For the Nationstar directors and officers who will become directors and officers of the surviving company, please amend to furnish the information called for by Items 18(a)(5)(ii) and 18(a)(7) of Form S-4.

Response: The Company advises the staff that Nationstar has not yet identified the current members of the Nationstar board who will be appointed to the combined company’s board or the current members of Nationstar’s management team who will become officers of the combined company following the completion of the merger. The Company is therefore unable to include in the registration statement the information required by Items 18(a)(5)(ii) and 18(a)(7) of Form S-4 with respect to such directors and officers. The Company expects that Nationstar will determine the persons who will be appointed to the combined company’s board prior to the completion of the merger and expects that it will determine the persons who will become the officers of the combined company prior to the completion of the merger. In response to the Staff’s comment, the Company has also revised the disclosure on page 146 of the Registration Statement in the section entitled “The Merger—Management and Board of Directors of WMIH After the Merger”.

PART II – Information Not Required In Prospectus

Exhibit Index, page II-2

Please amend to furnish as an exhibit the opinion of BDO USA, LLP related to its opinion that the merger has not or should not result in an ownership change of WMIH under Section 382(g) of the Code. Refer to Item 21(c) of Form S-4 for guidance.

Response: The Company respectfully disagrees that furnishing as an exhibit to the Registration Statement the opinion of BDO USA, LLP with respect to whether the merger should not result in an ownership change of WMIH under Section 382(g) of the Code (the “Section 382 opinion”) as an exhibit to the Registration Statement is required or appropriate.

The Company has reviewed Items 21(c) and 4(b) of Form S-4, and the Company notes that BDO USA, LLP will not deliver its opinion to the Company until the closing of the merger, if at all. Therefore, as no opinion “has been received from an outside party”, the Company respectfully advises the Staff that, in accordance with Items 21(c) and 4(b) of Form S-4, the Section 382 opinion is not required to be furnished as an exhibit to the Registration Statement.

In addition, the Section 382 opinion is not an opinion supporting the tax matters and consequences to the shareholders but an opinion to be used by the Company to support, following the closing of the merger, its tax reporting position with respect to its loss carryforwards and other deferred tax assets. Furthermore, the Company respectfully notes that the delivery of the Section 382 opinion is just one of the conditions to the closing of the merger. As in the case of a failure of any other condition to Nationstar’s obligation to consummate the merger, if the condition requiring delivery of the Section 382 opinion fails to be satisfied, Nationstar may choose to terminate the merger agreement or it may decide to waive the failed condition and nevertheless consummate the merger. In other words, delivery of the Section 382 opinion is no different than any of the other closing conditions, including receipt of regulatory approvals, stockholder approval or similar third party deliveries. In each case, investors make an investment decision based on what might or might not happen in the future prior to closing. The Company believes that the Section 382 opinion condition, as well as other conditions such as regulatory approvals, are adequately disclosed in the Registration Statement.

*****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 455-3675.

Very truly yours,

/s/ Lee Meyerson

Lee Meyerson

cc:	Charles Edward Smith
Chief Legal Officer and Secretary
WMIH Corp.
800 Fifth Avenue, Suite 4100
Seattle, WA 98104